Exhibit 2.1
CONTRIBUTION AGREEMENT

This Contribution Agreement (the “Agreement”), dated as of June 22, 2018, is entered into by and between Springleaf Finance, Inc., an Indiana corporation (“SFI”), and Springleaf Finance Corporation, an Indiana corporation (“SFC”).

RECITALS

WHEREAS, SFI owns one thousand (1000) units of Independence Holdings, LLC, a Delaware limited liability company, representing all of the common interests of Independence Holdings, LLC (the “Independence Equity”); and

WHEREAS, SFI desires to make a contribution to SFC of the Independence Equity, and SFC desires to receive such contribution.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing premises and for other good and valuable consideration, the receipt of which are hereby acknowledged, the parties hereto hereby agree as follows.

1.Title. SFI hereby represents and warrants to SFC that SFI is the sole lawful record and beneficial owner of, and has good and valid title to, the Independence Equity free and clear of liens, claims or other limitations of any kind.

2.Contribution. SFI hereby assigns, transfers and conveys, as a capital contribution, to SFC of all of its right, title and interest in and to the Independence Equity.

3.Acceptance. SFC hereby accepts the Independence Equity assigned to it pursuant to this Agreement.

4.Filings. Each of the parties hereby agrees that it shall file with the relevant governmental or regulatory authorities such documents, if any, as may be necessary in connection with the transactions contemplated by this Agreement.

5.Expenses. Each party shall bear its own expenses in connection with this Agreement, including, without limitation, any transfer taxes.

6.Legal Enforceability. In case any provision of this Agreement is fully or in part invalid or unenforceable, this will not affect the validity and enforceability of the other provisions of this Agreement. The invalid or unenforceable provision will then be considered replaced by a valid and enforceable provision, which comes as close as possible to the economic purpose intended by the invalid or unenforceable provision.

7.Further Assurances. From time to time hereafter, each of the parties agrees to do all such acts and things and to execute and deliver, or cause to be executed and delivered, all such documents, notices, instruments and agreements as may be necessary or desirable to give effect to the provisions and intent of this Agreement.

8.Successors and Assigns. This Agreement will be binding upon, inure to the benefit of and be enforceable by and against the parties and their respective successors and permitted assigns.

9.Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to conflicts of law principles.

10.Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original and which together shall constitute one and the same instrument. A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

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WITNESS WHEREOF, the parties hereto have duly executed and delivered this Contribution Agreement, as of the date first written above.

SPRINGLEAF FINANCE, INC.

By:	/s/ Jack R. Erkilla
Name:	Jack R. Erkilla
Title:	Senior Vice President and Secretary

SPRINGLEAF FINANCE CORPORATION

By:	/s/ Jack R. Erkilla
Name:	Jack R. Erkilla
Title:	Senior Vice President and Secretary